FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1

OTHER NEWS

Subject: Proposed initial public offering (“Offer”) of 77,249,508 equity shares of our Subsidiary, ICICI Securities Limited (“ICICI Securities”)

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

Pursuant to the provisions of the Indian Listing Regulations notified by SEBI, we have disclosed the following information to the stock exchanges in India.

This is further to the communication dated March 14, 2018 vide which we had informed about the reservation of up to 3,862,475 equity shares of ICICI Securities for purchase by ICICI Bank Shareholders (the “ICICI Bank Shareholders Reservation Portion”) who fall under the category of individuals and HUFs who are the public equity shareholders of ICICI Bank Limited (excluding such other persons not eligible under applicable laws, rules, regulations and guidelines and American depository receipt holders of ICICI Bank Limited) as on the date of the Red Herring Prospectus  filed by ICICI Securities with the Registrar of Companies, Maharashtra, at Mumbai i.e. March 13, 2018.

In this connection, we enclose a copy of the communication being sent to the reserved category of ICICI Bank Shareholders informing them about the above.

This is for your information and records.

This announcement is not an offer of securities for sale in the United States. Any securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) or any United States state securities laws, and may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in accordance with any applicable United States state securities laws. There is no intention to register any securities referred to herein in the United States or to make a public offering of the securities in the United States.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

अन्तर्देशीय पत्र कार्ड
INLAND LETTER CARD

To

Second Fold दूसरा मोड़

भेजनेवालेका नाम और पता SENDER'S NAME AND ADDRESS

If undelivered, please return to:
3i Infotech Limited
Unit : ICICI Bank Ltd. (Equity)
Tower # 5, 3rd Floor, International Infotech Park,
Vashi Railway Station Complex, Vashi, Navi Mumbai - 400 703.
(**Tel. No.**: 022 - 67928034/35, **Fax No.**: 022 - 67928098)
Email: investor@icicibank.com

First Fold पहला मोड़

CIN: L65190GJ1994PLC021012

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390 007, Ph: 0265-6722239

Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051

Ph: 022-26538900, Fax: 022-26531230, Website: www.icicibank.com, Email: investor@icicibank.com

March 15, 2018

Dear ICICI Bank Shareholders,

Sub:	Public offer of shares of ICICI Securities Limited – Reservation for ICICI Bank Shareholders (as defined below)

ICICI Securities Limited (“ICICI Securities”) is a subsidiary of ICICI Bank Limited (the “Bank”). ICICI Securities is proposing an initial public offer of upto 77,249,508 equity shares of ₹5 each (the “Equity Shares”) of ICICI Securities through an offer for sale by the Bank (the “Offer”).

Please note that the Offer includes a reservation of upto 3,862,475 Equity Shares for purchase by ICICI Bank Shareholders (the “ICICI Bank Shareholders Reservation Portion”) who fall under the category of individuals and HUFs who are the public equity shareholders of the Bank (excluding such other persons not eligible under applicable laws, rules, regulations and guidelines and American depository receipt holders of the Bank) as on the date of the red herring prospectus dated March 13, 2018 (the “Red Herring Prospectus”) filed by ICICI Securities with the Registrar of Companies, Maharashtra, at Mumbai i.e., March 13, 2018. The Offer less the ICICI Bank Shareholders Reservation Portion would constitute the Net Offer. The Bid/Offer Opening Date is March 22, 2018 (Thursday) and the Bid/Offer Closing Date is March 26, 2018 (Monday). The price band has been fixed between ₹ 519 to ₹ 520 per Equity Share.

The sole/first Bidder shall be an ICICI Bank Shareholder. Further, a Bidder Bidding in the ICICI Bank Shareholders Reservation Portion (subject to the Bid Amount being up to ₹ 200,000) can also Bid under the Net Offer and such Bids will not be treated as multiple Bids. To clarify, an ICICI Bank Shareholder Bidding in the ICICI Bank Shareholders Reservation Portion above ₹ 200,000 cannot Bid in the Net Offer as such Bids will be treated as multiple Bids. Bids by ICICI Bank Shareholders not having a valid and active Client ID with an authorised depository participant (demat account) or valid PAN or not having their PAN previously recorded with their Depository Participant/register of shareholders maintained with ICICI Bank, are liable to be rejected. Further, multiple Bid-cum-Application Forms are liable to be rejected in the event (i) an ICICI Bank Shareholder holding multiple demat accounts makes such multiple applications; and (ii) an ICICI Bank Shareholder, being first holder of a joint demat account makes such multiple applications individually and jointly.

For further details in relation to the ICICI Bank Shareholders Reservation Portion, you may please refer to “Offer Procedure - Bids by ICICI Bank Shareholders” on page 408 of the Red Herring Prospectus and for any details and assistance on the ICICI Bank Shareholders Reservation Portion, please call ICICI Securities Limited at +91 22 4070 1330 and/or +91 22 4070 1412.

Please note that this communication is neither a solicitation to participate in the Offer, nor does it assure any allocation or allotment of Equity Shares (either partial/complete) against applications made in the Offer.

Capitalised words used but not defined herein under shall have the same meaning as ascribed to such terms in the Red Herring Prospectus.

For ICICI Bank Limited

P. Sanker

Senior General Manager (Legal)

& Company Secretary

ICICI Securities Limited is proposing, subject to receipt of requisite approvals, market conditions and other considerations, to make an initial public offer of its equity shares and has filed the red herring prospectus dated March 13, 2018 (“RHP”) with the Registrar of Companies, Maharashtra at Mumbai. The RHP is available on the website of SEBI at www.sebi.gov.in as well as on the websites of the lead managers, DSP Merrill Lynch Limited, Citigroup Global Markets India Private Limited, CLSA India Private Limited, Edelweiss Financial Services Limited, IIFL Holdings Limited, and SBI Capital Markets Limited at www.ml-india.com, www.online.citibank.co.in/rhtm/citigroupglobalscreen1.htm, www.india.clsa.com, www.edelweissfin.com, www.iiflcap.com, and www.sbicaps.com, respectively, and on the website of ICICI Securities Limited (in its capacity as BRLM-Marketing) at www.icicisecurities.com. Investors should note that investment in equity shares involves a high degree of risk and for details relating to such risk, see “Risk Factors” of the RHP.

Disclaimer :This announcement is not an offer of securities for sale in the United States. Any securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) or any United States state securities laws, and may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in accordance with any applicable United States state securities laws. There is no intention to register any securities referred to herein in the United States or to make a public offering of the securities in the United States..

Table of Contents

Item

1. 2.	Other news Communication being sent to the reserved category of ICICI Bank Shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	March 19, 2018	By:	/s/ Shanthi Venkatesan
			Name:	Ms. Shanthi Venkatesan
			Title:	Deputy General Manager